Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: October 30, 2014

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
RFMD - Q2 2015 RF Micro Devices Inc Earnings Call

EVENT DATE/TIME: OCTOBER 29, 2014/ 09:00PM GMT

OVERVIEW:
RFMD reported 2Q15 revenues of $362m and non-GAAP net income of $90m or $0.30 per diluted share. Expects 3Q15 revenues to be approx. $385m and non-GAAP diluted EPS to be approx. $0.33.

CORPORATE PARTICIPANTS
Douglas DeLieto RF Micro Devices, Inc. - VP IR
Bob Bruggeworth RF Micro Devices Inc - CEO, President
Dean Priddy RF Micro Devices Inc - CFO
Eric Creviston RF Micro Devices Inc - Corporate VP and President of Cellular Products Group
Norm Hilgendorf RF Micro Devices, Inc. - Corporate VP and President, Multi-Market Products Group

CONFERENCE CALL PARTICIPANTS
Vivek Arya BofA Merrill Lynch - Analyst
Mike Burton Brean Capital, LLC - Analyst
Harsh Kumar Stephens Inc. - Analyst
Edward Snyder Northcoast Research - Analyst
Steve Smigie Raymond James - Analyst
JoAnne Feeney ABR Investment Strategy - Analyst
Ian Ng MKM Partners - Analyst
Kristin Shaqua Needham & Company - Analyst
Tom Diffely D.A. Davidson & Co. - Analyst
Cody Acree Ascendiant Capital Markets LLC - Analyst

PRESENTATION

Operator

Good afternoon, ladies and gentlemen, and thank you for standing by. Welcome to the RF Micro Devices Second Quarter 2015 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time.
(Operator Instructions)
Now I would like to introduce your host for today's call, Douglas DeLieto. Mr. DeLieto, you may begin.

Douglas DeLieto - RF Micro Devices, Inc. - VP IR

Thanks very much, Jessica. Hello, everybody, and welcome to our conference call. At 4 p.m. today we issued a press release. If anyone listening did not receive a copy of the release, please call Samantha Alfonso at the Financial Relations Board at (212) 827-3746. Sam will e-mail a copy to you and verify that you are on our distribution list. In the meantime, the release is also available on our corporate website, RFMD.com, under the heading Investors.
At this time I want to remind our audience that this call will include forward-looking statements that involve risk factors that could cause our actual results to differ materially from Management's current expectations. We encourage you to review the Safe Harbor statement contained in the earnings release published today, as well as our most recent SEC filings for a complete description.
In today's release and on today's call we provide both GAAP and non-GAAP financial results. We provide this supplemental information to enable investors to perform additional comparisons of operating results, and to analyze financial performance without the impact of certain non-cash expenses for unusual items that may obscure trends in our underlying performance. During our call our comments and comparison to income statement items will be based primarily on non-GAAP results. For a complete reconciliation of GAAP to non-GAAP financial measures, please refer to our earnings release issued earlier today, available on our website, RFMD.com, under Investors.
In February we announced a definitive merger agreement under which RF Micro Devices, Inc., will combine with TriQuint Semiconductor, Inc., in a merger of equals. On April 14, 2014, the new holding company, Qorvo Inc., formerly known as Rocky Holding, Inc., filed a registration and joint proxy statement on Form S-4 with the SEC. The filing may be found through Edgar on the SEC's website, which is located at www.SEC.gov under file number 333-195236. We urge you to read the registration joint proxy statement and other documents filed with the SEC, as they will contain important information about the transaction.

RFMD will be co-hosting an Investor Day with TriQuint for institutional investors and financial analysts on November 18 in New York City, and we look forward to seeing many of you there. A link to the live audio webcast and presentation materials will be available on the Investor section of our website. In fairness to all listeners, we ask that each participant please limit themselves to one question and a follow-up.
Sitting with me today are Bob Bruggeworth, President and CEO; and Dean Priddy, Chief Financial Officer. I'm also joined by Eric Creviston and Norm Hilgendorf, who lead our Cellular Products Group and Multi-market Products Group, respectively, as well as other members of RFMD's Management team. With that, I'll hand the call over to Bob.

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Thanks, Doug, and welcome, everyone. In the September quarter RFMD continued to benefit from the increasing global demand for mobile data. Revenue grew approximately 17% year over year to $362 million. Gross profit was $174 million, operating income was $100 million, and earnings per share were $0.30. Each of these were Company records, reflecting sharp focus and crisp execution by the RFMD team, and supported by favorable market dynamics.
Across the mobile data landscape, consumers are demanding more bandwidth to support their data-hungry applications. Carriers are requiring greater throughput from their available spectrum, and device manufacturers are seeking greater functionality within the same footprint, with a bias towards broader network coverage in global and super-regional flagship devices. In each instance, RFMD solutions are a key enabling technology.
Dating back to the transition from analog to digital cellular standards, every increase in the efficient delivery of mobile data has depended on some combination of increased RF content, increased RF functionality, or increased RF performance. We've seen download speeds rocket from kilobits per second to tens of megabits per second, and over the next several years, our industry is targeting one gigabyte per second. These increases have come through either new modulation schemes or increasing bandwidth.
New modulation schemes embed more data in the available spectrum to deliver substantial increases in throughput; however, the higher data density requires enhanced RF performance. Also, innovation cycles require years, and the implementation of every next-generation technology introduces new complexity and new challenges for the device manufacturers, base station manufacturers, and network operators.
Between these generational cycles, from analog to 2G, from 3G to 4G, and from 4G to 5G, additional bandwidth can be added to boost throughput. But this brings now challenges for device manufacturers, base station manufacturers, and network operators, creating new opportunities for suppliers of RF solutions. In each case, RFMD helped solve these challenges, reducing system complexity, shrinking product footprint, extending battery life, and enabling more efficient delivery of mobile data.
RFMD is a leading supplier of both multi-mode and discrete power amplifiers, and RFMD is helping to deploy innovative new technologies like carrier aggregation and transmit MIMO, which combine independent channels of bandwidth to achieve higher data rates and help operators to monetize their spectrum investments. RFMD is also pioneering the development of new RF power management schemes, like envelope tracking, which tracks and adjusts the voltage delivered to the PA in realtime to optimize efficiency and extend battery life.
Of note, we're very early in the deployment of these enabling technologies. Nearly half of the world's handsets today are still 2G, and contain less than $1 of RF content. That's increasing to several dollars over a multi-year period, as handsets move from 2G to 3G, and from 3G to 4G. As I said earlier, mobile data is enabled in two ways. The shift to next-generation air standards delivers greater modulation, while the introduction of new bands and new technologies like carrier aggregation increases bandwidth. In both cases, RFMD is a primary enabler, and our growth opportunities are expanding significantly as our content for handsets goes from dimes to dollars.
Whether you look at smartphones, consumer premise equipment, or network infrastructure, customers are seeking the advantages of scale and broad system-level expertise, as well as comprehensive product and technology portfolios, to optimize system performance and improve our efficiencies. These dynamics are expanding our growth opportunities across markets, customers, and products, enabling RFMD to capture increasing content in a broad set of products, and further diversify our revenue base.
In the markets served by our multi-market products group, we enjoyed broad-based sequential growth and diversification through product and technology leadership. We are supporting the deployment of wireless infrastructure in China and around the world, and we expect the upgrade of 4G networks to be a multi-year expansion.
Wi-Fi continues its healthy expansion in devices and equipment. We are still very early in the adoption of 802.11ac. We are capturing incremental growth in automotive, home automation, and other broadband connectivity applications comprising the Internet of Things. We are targeting multiple applications that leverage our advanced gallium nitride technology in networks, systems, and devices.

From a very high level, RFMD is both a primary enabler and a primary beneficiary of the exploding demand for mobile data. As the industry moves to cloud-based platforms and we target download speeds of 1 gigabyte per second, these RF connections are growing in importance, and the RF TAM is expanding accordingly.
RFMD is supplying our industry's leaders the products they need to differentiate their devices, and we are enjoying very favorable design activity. Our revenue drivers are large, multi-year opportunities, and we see sustainable, long-term, diversified growth across markets, customers, and product categories. Looking into 2015 and beyond, we expect revenue growth greater than the industry, and EPS growth well ahead of our revenue growth. With that, I'll turn the call over to Dean.

Dean Priddy - RF Micro Devices Inc - CFO

Thanks, Bob, and good afternoon, everyone. The September quarter was strong for RFMD, with revenue, gross profit, operating income, and earnings per share all quarterly records. Revenue for the September quarter was up approximately 14% sequentially to $362 million. CPG revenue was $298 million, and MPG revenue was $64 million. The revenue strength was broad-based and well-diversified, and RFMD had two 10% customers. RFMD is definitely benefiting from the opportunities brought by the exploding demand for mobile data.
Gross margin for the September quarter increased to 48%. That's up 90 basis points sequentially, and almost 12 points year over year. Operating expenses were $73.8 million, with G&A of $10.9 million, sales and marketing of $16.5 million, and R&D of $46.4 million. Operating income for the September quarter was $100.1 million, representing approximately 28% of sales. Non-GAAP taxes were approximately $10.1 million, and net income for the quarter was $90 million, or $0.30 per diluted share, based on 296.5 million shares.
Moving to the balance sheet. Cash, cash equivalents, and short-term investments totaled approximately $241.3 million. Cash flow from operations was $58.7 million, and free cash flow was $39.4 million. DSOs were 54.7 days, and RFMD's inventory balance of $159.2 million resulted in turns of 4.9. Net PP&E was $207.1 million, and capital expenditures during the quarter were $19.3 million, with depreciation of $12.2 million, and intangible amortization of $6.8 million.
Before moving to the guidance section, I'd like to make a few comments on the continued sustainability of our financial performance. Our revenue is being driven by the massive multi-year proliferation of mobile data. I feel really good about our near- and long-term growth opportunities. Our organization is excelling in driving product costs lower. Our efforts have driven improved profitability across all product segments. This intense focus on product costs will not change, and internally, the focus is only getting stronger. The entire RFMD team has come together with a goal to be the best, and the Company has never been better-positioned for revenue growth greater than the industry, and EPS growth well ahead of our revenue growth.
Now for the non-GAAP financial outlook and business commentary. In the December 2014 quarter, RFMD expects quarterly revenue of approximately $385 million. RFMD expects gross margin to be approximately flat sequentially. RFMD expects operating expenses to be approximately flat. RFMD expects a tax rate of approximately 10% to 15%, and RFMD expects diluted EPS of approximately $0.33.
With that, I'll hand the call back to Bob for comments on our proposed combination with TriQuint.

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Thanks, Dean. Before we open the call up for your questions, I'll recap some of the progress we've made leading up to our proposed merger. On September 5, RFMD and TriQuint both held shareholder meetings, during which the shareholders of both companies voted overwhelmingly in favor of our proposed merger. We're very pleased with these results, as they endorse our vision to create a new leader in RF.
More recently, we announced our new Company name will be Qorvo, and we will begin using the ticker symbol QRVO immediately upon closing. The name Qorvo is meant to convey our combined Company's ability to deliver the core technologies necessary to launch our customers' next-generation designs even faster. It also represents our commitment to keeping our customers at the center of all we do.
Since announcing our proposed merger earlier this year, we have established cross-functional teams from across both organizations, and they are working seamlessly to ensure we hit the ground running. We are prepared for day one, and we are preparing for day 100 and beyond. With each day of planning, preparation, and alignment, we are building a clearer vision of where we're going and how we will achieve our goals.

We have identified multiple projects supporting our expectations for revenue, cost, and expense synergies. We have staffed each project, and we have mapped the actions necessary to achieve success. We are also identifying new opportunities for growth, and new avenues for diversification, giving us additional confidence in our ability to achieve our value-creation goals, and deliver on our operating model.
At our customers' request, we've executed three-way NDAs with multiple leading smartphone manufacturers. We are working together to drive higher levels of functional integration, to help our customers accelerate products to market as early as next year. I am extremely proud of the progress we have made to date, which is all the more noteworthy when you consider the role RFMD and TriQuint have played to support the successful ramp of multiple new flagship devices.
Regarding deal timing, we continue to anticipate the merger will close by calendar year end, and both of our organizations are fully prepared for a very successful day one. With that, we'll open up the call for your questions.

QUESTION AND ANSWER

Operator

Thank you.
(Operator Instructions)
Our first question today comes from the line of Vivek Arya with Bank of America.

Vivek Arya - BofA Merrill Lynch - Analyst

Thank you for taking my question. Bob, there's been some concern about excess 3G handsets in China. I was hoping if you could number one give us some breakdown of what your 3G versus 4G exposure is within CPG? Part B of that is if you could give us some color around how you see the supply and demand dynamic? I understand you're more focused on content growth, but how are you seeing the unit demand and supply situation there?

Eric Creviston - RF Micro Devices Inc - Corporate VP and President of Cellular Products Group

This is Eric, Vivek, I'll take that. First off, your question about the split of 3G versus 4G within CPG overall, that's actually pretty hard to calculate because many of our components are used for both applications, switches and power amplifiers in particular. We don't really try to split up between 3G and 4G. Overall 3G/4G, though, is now about 90% of CPG revenues. As you can imagine, 4G is certainly the quickest growing, so it's mixing more and more towards 4G all the time.
Within China, specifically, we don't see any particular issues in terms of inventory builds. We do continue to see a strong mix shift towards 4G in that market, as well. In fact, overall we were flat to down slightly in China in the last quarter, but we did grow in 4G in China fairly nicely. We're seeing the same kind of shift there. No particular concerns about inventory builds, but overall it's a great opportunity. We think we're still in very early innings there, watching a huge subscriber base transition from 2G up to 4G over the coming years.

Vivek Arya - BofA Merrill Lynch - Analyst

Got it. Very helpful, Eric. One question on gross margin. The trajectory has been very strong. Near term, I'm curious why you're guiding to sequentially flat gross margin, even though you expect to grow sales I believe around 6% or so, sequentially? More importantly, what are the longer-term drivers from here, given that you've already achieved a lot of the goals that you had set for yourself after the combination with TriQuint?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Well, we've achieved a lot of the internal goals -- I mean the goals that we had communicated externally. Internally, we continue to work hard to continue to make improvements in gross margin. I think the December quarter could be a bit of impact of mix to margins. I don't think it necessarily means that margins have peaked by any stretch. In fact, I can put scenarios together where we could see margin improvement in the December quarter and beyond. But for now, we're saying 48% is a good number for the quarter.

Vivek Arya - BofA Merrill Lynch - Analyst

All right. One last thing. Along those same lines, is it fair to assume the $150 million in cost savings that you had mentioned before is still incremental to the pro-forma performance we have seen so far from RFMD and TriQuint?

Dean Priddy - RF Micro Devices Inc - CFO

Yes, we have not realized any synergies yet between the TriQuint and RFMD merger, so we're very comfortable with the $150-million number. It's specifically identified all those synergies, so I would continue to put a very strong check mark in that box.

Vivek Arya - BofA Merrill Lynch - Analyst

Terrific. Thank you so much.

Operator

We'll go next to Mike Burton with Brean Capital.

Mike Burton - Brean Capital, LLC - Analyst

Hi, guys. Congrats on the strong results and guidance. Eric, I just wanted to follow-up on that last question on your guidance for next quarter. You're not seeing an inventory build in China, but I'm wondering what your expectation is for your growth in Q4, if it's obviously probably centered around one particular customer, with another one that does a little bit of an inventory digestion. I wonder what your expectation is for the Chinese market, and some of the other OEMs? Thanks.

Eric Creviston - RF Micro Devices Inc - Corporate VP and President of Cellular Products Group

Thanks, Mike. As you said, it's certainly -- the growth we're seeing in the December quarter is certainly led by flagship launches, new products in the very highest tier that are driving a lot of RF content. We're expecting more of the same in China -- again relatively flat up in 4G, but down in the others. We're not counting on growth in China to hit our guidance in December.

Mike Burton - Brean Capital, LLC - Analyst

Okay. Then realizing it's a little early to talk about the March quarter, but given your increasing exposure to one of your top customers, I'm curious how to think about seasonality in March and going forward?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Mike, this is Bob. I'll go ahead and take a shot at that. Again, a little premature to be calling March quarter. We've got Chinese New Year a little bit later than normal, and what all is going to transpire. From a planning perspective, typically running 10% to 15% is probably not out of the norm, and it all depends on how diversified the business is -- some of the marquee phones, how long they continue to be successfully received in the market place.
I think what's also of note is that we're -- from a gross margin perspective, back to the earlier questions -- we're feeling pretty good about our gross margins being able to hold up even in a down seasonal 10% to 15% in the March quarter. When we look at it all well and all, we'll have to see how it plays out, but typically 10% to 15%.

Operator

We'll go next to Harsh Kumar with Stephens.

Harsh Kumar - Stephens Inc. - Analyst

Hi, guys. First of all, congratulations, tremendous execution over the last two years or so, guys. Bob, had a quick question on Qorvo. The joint Company will have almost all parts of the RF functions and features under one roof. Do you anticipate having that capability will dramatically increase your ability to cross-sell other parts, and also give you a tremendous ability to gain share relative to the other players?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Thanks, Harsh. Appreciate the comments. As far as Qorvo is concerned, as you pointed out, we will have the various technologies that we believe are needed in the RF front end -- or the handset, in particular, I guess is where the question was geared towards. We are finding opportunities where there's pieces of business that neither of the companies would go after, but when we bring the things together, again customers are asking to sign three-way NDAs so that we can work on product road maps to help them launch their products even faster in the market.
Clearly, there's opportunities for us to gain share, but I think what's also most important to understand is what's really driving the growth for our industry is what I talked about, the increasing bandwidth, adding the bands, and that complexity and the major shift from 2G to 3G, and 3G to 4G. That's clearly what's going to drive most of the growth. But yes there's opportunity for us to gain some share as we come together and get our product and technology road maps aligned.

Harsh Kumar - Stephens Inc. - Analyst

Great. As my follow-up, if I can ask you, what is left for legally or otherwise, what is left for the combination to take place?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

We have received obviously the shareholder vote. From a US regulations we're in good shape there. We are only waiting on China's Ministry of Commerce approval. It's the last step in our regulatory approvals.

Operator

We'll go next to Edward Snyder with Charter Equity Research.

Edward Snyder - Northcoast Research - Analyst

Thank you very much. Dean, you saw a fairly steep increase in R&D this past quarter. I think in the past you said you were comfortable with your OpEx level, and you could grow the top line without having increased it, unless of course you ran into some big design wins that would require it. Is that what we're seeing here? Is that increase tactical or strategic?
Then Bob, in the press release you mentioned the three-way NDAs with TriQuint and smartphone OEMs. I imagine those were executed mid-year or so. Was that early enough to impact your share in content in 2015 smartphones, given the design cycles of different OEMs? Or should we expect more of a kick, if there is one, in 2016? Does that apply to all the three-way NDAs or only to some of those?
Eric, you mentioned the ET shipments, which is very interesting that they're actually -- are those production, pre-production or qual? Is this PowerSmart, as in both the ET PMIC and the amp, or is it just the PMIC? Are we going to re-brand PowerSmart to be is something else? How many base bands, how many major base bands are you paired with there? Thanks, guys.

Bob Bruggeworth - RF Micro Devices Inc - CEO, President
All right, Ed. Appreciate your question. I'll go ahead and let Eric start with it in reverse and go through the product side first. Then I'll address your three-day NDAs, and then Dean will finish up with our expenses.

Eric Creviston - RF Micro Devices Inc - Corporate VP and President of Cellular Products Group

The question on envelope tracking shipments, those are full production. We shipped millions of units into again two base band -- two different base band solutions into flagship phones with one customer last quarter. This was not PowerSmart, this is new envelope tracking, power management IC. In all cases we also had multi-mode power amplifiers attached to those converters, as well. It was a nice dollar content, kind of the heartbeat of those new platforms.

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

As far as the three-way NDAs, Ed, with multiple customers, they are for platforms in 2015 and 2016. Unfortunately I can't go into too much detail with them. They are NDAs. Dean?

Dean Priddy - RF Micro Devices Inc - CFO

Yes, Ed. The R&D expenses ticked up primarily in mass sets. To answer your question, yes, we locked down some pretty key design wins this quarter, so feeling good about spending that money and getting the results.

Operator

We'll go next to Steve Smigie with Raymond James.

Steve Smigie - Raymond James - Analyst

Great. Thanks a lot guys, and congrats on the nice numbers. I was hoping you could talk a little bit about sustainability that you guys both commented on. As we look at dollar content gains, I think we saw as we go from 2G to 3G a doubling of dollar content, and yet the economics of the industry didn't seem to work out that well. We're seeing at least another doubling of content here. Why is it more sustainable this time around versus the past cycle?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Sorry, Steve I'd like you to explain a little bit more your point about the economics from 2G to 3G? I understand --

Steve Smigie - Raymond James - Analyst

Well, obviously, you've been able to get much better margins now versus in the past, so what's changed about that? Why is it more sustainable on the newer platforms versus what you had in the past when you had the lower margins?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

I'll let Dean talk a little bit about that, Steve, but I think if you look at maybe from an industry perspective, you're right. But we have had competitors that have enjoyed very good margins throughout this whole transition. I think what we've talked about over the last 18 months is our focus on driving cost out of our manufacturing processes and our cost of goods sold. That's what really has started to change, that happens to coincide with the shift from 3G to 4G. But what really drove it is our work to reduce our cost.

Dean Priddy - RF Micro Devices Inc - CFO

Dave, we also have a flexible sourcing model now that we started. We have adjusted our manufacturing footprint. Bob talked about the relentless pursuit of product cost reductions. The business units are focused now heavily on product portfolio management and design-for-cost initiatives. I'd say we're just simply using best practices to bring the best products and technologies to the market, with a relentless focus on achieving the lowest possible cost structure. We took out $150 million of costs over the past 18 months. That's not coming back. That's going to be sustainable margin performance going forward.

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

The only point I'd add, Steve -- and Dean's opening comments were about this. The margin is all of our products have improved. But whether that's 2G PAs, 3G or 4G components, we have worked as Dean pointed out, on our costs.

Steve Smigie - Raymond James - Analyst

Okay, great. Thank you. People have asked questions, which I think -- around China -- which I think were focused specifically just on that market. My question here is more on the Chinese handset OEMs versus just China, per se. I was curious if you could talk about how their growth looks here into the end of the year, because obviously some of those guys don't sell just into the China market, and how it might look into next year, also?

Eric Creviston - RF Micro Devices Inc - Corporate VP and President of Cellular Products Group

This is Eric. I'll take a stab at it. I think it is interesting, when you look at the dynamics in that market -- in particular at the OEM structure over the course of this year, you are beginning to see more concentration around fewer, although still quite a few. We've got six to eight customers, basically, that make up about 2/3 of our business there now, where historically of course we would have 50 to 100, probably. That, I think, gives you a little more visibility. They have more scale, they can afford the R&D and so forth. I think these are the ones that are really capitalizing on the 4G transition.
Again, when you look at the subscriber base there, you have a billion subscribers, and very few are on 4G today -- 50 million, maybe. If you look at the net adds that are being posted every month, you see the 4G net adds just continue to grow significantly month over month over month. Yet we're still at very low penetration rates. I think you've got a handful, six to 10 maybe, very big players in China, who are going to be even more significant year over year for the next three to five years on that trend.

Operator

We'll go next to JoAnne Feeney with ABR Investment Strategy.

JoAnne Feeney - ABR Investment Strategy - Analyst

Thanks, and congrats on that very nice result and guidance. I just wanted to go back to one of the fundamental questions about the strength that you saw in December and in -- that you're seeing in December and you saw in September. First, can you give us a sense of how much unit growth of a ramp is contributed in September, and is contributing in December versus content gains in driving those revenue numbers?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Your question is from the handset perspective the number of units, or is it content gains? I'll let Norm talk a little bit about MPG, which also grew very nicely quarter over quarter. From what we saw in September and what we're seeing in December, it's primarily the content gains. The number of handsets has roughly been flat.

Norm Hilgendorf - RF Micro Devices, Inc. - Corporate VP and President, Multi-Market Products Group

Generally for the year, that's kind of our model. We're modeling handset units roughly flat, and then TAM growth of 10% to 15% on that based on content.

JoAnne Feeney - ABR Investment Strategy - Analyst

Sorry, I was trying to clarify the ramp we're seeing in the flagship product this quarter relative to last quarter, and how much of that driving the revenues is coming from the unit ramp versus the content ramp?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

I don't think we've modeled that out, JoAnne. Clearly, if it's a new flagship that's beginning its ramp and continuing to ramp, I don't know how to answer your question from that standpoint. What we're seeing is there are other phones that are ramping down. These are ramping up, and we're seeing handsets roughly flat. It's dollar content from our perspective.

JoAnne Feeney - ABR Investment Strategy - Analyst

Fair enough. Thank you so much. Then I did want to get to the MPG segment. Nice growth there. Can you elaborate on what's driving that, and where you see that going over the next quarter, and how much of that's coming from base station versus other activities?

Norm Hilgendorf - RF Micro Devices, Inc. - Corporate VP and President, Multi-Market Products Group

Sure. Thanks JoAnne, this is Norm. We had really nice up-ticks in each of our major markets last quarter. Wi-Fi was up more than 20% year over year. Wireless infrastructure stayed strong, on the back of LTE build-outs in China. Cable TV had a nice pick-up last quarter, as well. In each of our major areas we had some nice increases. We also had some nice pick-ups in smaller categories such as our GAN category with some radar products and foundry. SmartEnergy was also up nicely. Really across the board, we had very nice performance in all of our key markets.
Looking forward to the next quarter, we do see some typical seasonality when I look at how MPG has performed over the last -- the three prior fiscal years. We've had quarterly quarter declines in the December quarter anywhere from 6% to 10% average decline. We're expecting that as well in the coming quarter. Wireless infrastructure we expect to stay strong. We don't foresee any declines there. We foresee pick-ups there, increases in calendar 2015, as we have a number of exciting new products that we just rolled out that are ramping in the March quarter for wireless infrastructure.
For the coming quarter, I do see, especially if you look at some of our broad-based product areas such as our standard catalog products, the current economic concerns that people have around the world I think are affecting us in some of our market categories for the December quarter. We will see some impact on that in December.

Operator

We'll go next to Ian Ng with MKM Partners.

Ian Ng - MKM Partners - Analyst
Thanks, and I share my congratulations. Back to this three-way NDAs, and the potential for some product next year. What milestones do you need now to get a better sense of the revenue synergies you can get with the TriQuint combination? Have you thought about the format you could potentially share that with investors?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

As far as being able to share with investors, we typically don't try to telegraph our competition where we're working and where we're focused, so I want to be careful about that. I think as we get into the Analyst Day on the 18th, I think you'll hear Eric and James both talk about how we're bringing together the product and technology portfolios in the product segments that we're chasing. But I don't think you're going to hear us be that specific in calling our shots and drawing attention, so that our competition can go react to that. I want to be very careful in that.

Ian Ng - MKM Partners - Analyst

I guess at this point, you are more confident in seeing some revenue synergies with the combination? That's something you didn't call out before.

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

That's correct. Again, as we spend more time understanding where each other was heading, and product segments that we didn't go after that now when we look at bringing together the two companies, clearly our large customers today have really recognized the value in bringing together the two companies. That's why we're signing three-way NDAs with them. It's really the big guys driving a lot of that. But we do have other product areas that we're chasing. Eric, do you want to give a little more color?

Eric Creviston - RF Micro Devices Inc - Corporate VP and President of Cellular Products Group

Yes, I guess. I would say that what it's really about is how to drive the industry faster. That's what these NDAs are about. The industry is trying to figure out how to cram more and more data throughput into these mobile devices, into smaller area and at lower power consumption. They see the opportunity that Qorvo will have with all of the technologies in house to maybe advance that faster than the industry was planning before. Rather than thinking about it as discrete products and discrete product segments, think of it much more about how we can work with customers to drive the industry faster.

Ian Ng - MKM Partners - Analyst

Thanks. My follow-up is the applications of Intel having a stake in Spreadtrum. Any implications on the reference design activities with Spreadtrum? I know the cooperation is mostly on the apps processor side, but perhaps Spreadtrum might need some help on the base band side. Any implications there?

Norm Hilgendorf - RF Micro Devices, Inc. - Corporate VP and President, Multi-Market Products Group

I wouldn't say there's a dramatic impact. I would say we've got great relationships with both Intel and Spreadtrum. If this helps either or both be healthier and grow faster it's good for us.

Operator

We'll go next to Quinn Bolton with Needham & Company.

Kristin Shaqua - Needham & Company - Analyst

Hi. This is Kristin [Shaqua] in for Quinn Bolton. Congrats on the great quarter, guys. Are you seeing activity in India for an LTE base station build-out in calendar 2015?

Norm Hilgendorf - RF Micro Devices, Inc. - Corporate VP and President, Multi-Market Products Group

Not yet. This is Norm. I would have to say that from what we're seeing right now, we do not see a lot of activity, a lot of energy going into that today. There is certainly some activity. I've seen a lot more on the China LTE build-out. But everybody is expecting that India will be hot on the heels of China in building out LTE infrastructure, because there's a large subscriber base there that's going to want the same benefits of 4G.

Kristin Shaqua - Needham & Company - Analyst

Okay, thanks. Going back to China, if that segment was roughly flat quarter over quarter, but the 4G business grew sequentially, what attributed to the weakness in that geographic segment?

Eric Creviston - RF Micro Devices Inc - Corporate VP and President of Cellular Products Group

We're continuing to see the roll-off of 2G, essentially. Some of that's converting to 3G, but most of it's converting directly to 4G.

Operator

(Operator Instructions)
We'll go next to Mike Burton with Brean Capital.

Mike Burton - Brean Capital, LLC - Analyst

Thanks for letting me get back in. I wanted to follow up on Bob's earlier answer mentioning gross margins holding up despite the revenue decline. Dean, you continue to impress us there. Where do you expect gross margins to go longer term for RFMD standalone? You mentioned publicly the possibility of 50%. Is that a longer-term target -- say, two years? Or can you talk to us about a path to get there from here?

Dean Priddy - RF Micro Devices Inc - CFO

Yes. Mike, I think I might have mentioned a 50% margin target at your conference. We have very clear -- RFMD has very clear line of sight to 50% gross margin. It's not beyond the less-than-one-year planning horizon.

Mike Burton - Brean Capital, LLC - Analyst

Okay. For Eric, on RF Fusion, you mentioned in the press release some new customer engagements there. Can you recap where we are on the product cycle how many OEM wins, and the shipment-level trajectory? Thanks.

Eric Creviston - RF Micro Devices Inc - Corporate VP and President of Cellular Products Group

Yes, sure. It's along the lines of what we've been talking about today of driving the industry forward faster, and the opportunities of bringing higher levels of integration with Fusion, where we integrate multiple power amplifiers, switches, and all the filtering into single placements. We're seeing really two categories for that now. We're engaged in multiple OEMs in both of these categories.

One is where we really are doing an all-in-one, where you have a relatively modest number of frequency bands, and you want to put those all into one placement -- sort of a mid-tier approach applies very well in China, for example. We're engaged with several OEMs to bring handsets to market using all-in-one front-end solutions based on Fusion.
The other category is where we're using Fusion for very high-end applications where there is many bands coming in the future. Generally those are being put into groups where we will have multiple Fusions -- multiple fully integrated modules for different bands. There, as well, we've got several large OEMs we are working with to architect those solutions. They do take a little longer to bring to market.
Obviously these are very complex solutions. You have to really plan very well at the feature set you're going to enable, which carrier aggregation modes, for example, and so forth. It does take a little longer to bring these to market, and we see the application for it. We see a lot of excitement for it, but it's going to take some time to grow into it. We still believe production shipments in the March quarter are likely.

Operator

We'll go next to Tom Diffely with D.A. Davidson.

Tom Diffely - D.A. Davidson & Co. - Analyst

Yes, good afternoon. Maybe one more question here on the model. It looks like -- you mentioned earlier you did about $150 million of cost-cutting over the last 18 months, and another $150 million of synergies to come after the acquisition is complete. I'm curious how much of that had to do with excess capacity, and wondering if now with this really robust market some of that capacity is necessary once again?

Dean Priddy - RF Micro Devices Inc - CFO

When I look at the synergy opportunity, the two biggest items will be the fact that when the two companies merge, since RFMD currently outsources all of its filters, we'll be in-sourcing, if you will. There's a tremendous benefit there of the margin stacking. Likewise, on the assembly side, RFMD currently does most of its assembly in house, where TriQuint currently outsources most of its assembly. We'll be bringing that all in house. Those two are really big items.
Obviously we'll be looking at the manufacturing footprint, though. I think it's too early to make any calls there. We're looking at a growth-oriented environment for the next several years, so it's way too early to be talking about changing the manufacturing footprint, but we will cut the rug to fit the room. Those are some of the big things at least on the COGS side, and we've got several other things on the expense side, as well -- like I said, all specifically identified.

Tom Diffely - D.A. Davidson & Co. - Analyst

So for some of the cost cutting you've done internally over the past 18 months, the capacity-related ones you don't feel are necessary at this point? The improving market hasn't required you to maybe build some back up?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

I think what's interesting, maybe if we just step way back. If you look at over this transition where we've added capacity is in assembly and test, as Dean pointed out in our China operations. What we took out was gas capacity and we replaced it with silicon that we buy on the outside -- whether that's SOI, silicon-germanium, or CMOS. As you know we use silicon technologies that have really been replacing the gas. From a gas fab perspective and utilization, we really haven't seen much up-tick over the last few quarters. Our margin improvement has come from -- where we started the conversation earlier was truly driving cost out of our manufacturing.

Operator

We'll go next to Edward Snyder with Charter Equity Research.

Edward Snyder - Northcoast Research - Analyst

Thank you, again. A couple questions here for Dean, if I could. The flat gross margin guide's on a higher mix of CPG revenue in December. Does that suggest your amplifier revenue will increase in CPG over SOI? Because I thought that the margin profile of SOI was closer to MPG, so that a big increase in the mix toward CPG on switches and antenna tuners wouldn't hurt that much. If I could get the split between CPG and MPG on the quarter, because it sounds like they both grew well? Then I have a follow-up for Eric.

Dean Priddy - RF Micro Devices Inc - CFO

Yes, I mentioned in the opening remarks that MPG was $64 million, and CPG was the remainder of the $362 million. Norm did mention he expected MPG would be down some in the December quarter. I mentioned that mix was the primary driver for the relatively flat margin. It is possible that we'll also have some product sales that have a little more outsource content, which actually from a going-forward standpoint, that may actually be a synergy going forward. It's more of a near-term event.

Edward Snyder - Northcoast Research - Analyst

Okay. Then Eric, you mentioned that China was flat. Was that a unit or a revenue comment? Could you remind us, ASPs for your ET solution, where those fall? Then I have a question on antenna finish.

Eric Creviston - RF Micro Devices Inc - Corporate VP and President of Cellular Products Group

China was actually flat to down slightly, I said, in September quarter. That was a dollar-revenue comment. I'm sorry, I can't comment on the pricing of the ET converter. There's very few of them in the market now, so very few solutions that are proven and shipping, so the pricing is not that well established yet.

Operator

Our last question comes from Cody Acree of Ascendiant Capital.

Cody Acree - Ascendiant Capital Markets LLC - Analyst

Last night TriQuint made a quick mention of some supply constraints in SOI. Just wondering if you're seeing anything similar?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

This is Bob. I'm going to take that. I think the whole industry has seen some constraints in SOI. I think we commented on this a little bit last quarter that the supply chain side of our team has done an outstanding job of keeping up with it on the sales and working with customers. The industry is tight. I think it's typical of when we ramp up for a strong December, and then brace for the decline in March that we typically see of 10% to 15%. The industry continues to add capacity of SOI. RFMD continues to grow the amount of production that we get out of that capacity, so I feel good about that. But I'd say it was more of an industry perspective.

Cody Acree - Ascendiant Capital Markets LLC - Analyst

With the shifts with IBM planning to make a change to global foundries, are you expecting any impact on that supply base?

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Obviously, it'll be time until that transaction closes. From our discussions with both parties, we feel very good about our position with them. We embrace the transaction. We think it's great for the industry, great for -- RFMD was one of their largest customers out of the facilities that we operate for SOI, in particular. All-in-all we see it as a very positive sign for the industry, and a continued expansion of SOI.

Operator

This does conclude our question-and-answer session. I would like to turn the conference back over to Management for closing remarks.

Bob Bruggeworth - RF Micro Devices Inc - CEO, President

Thanks for joining us this evening. RFMD is a primary beneficiary of the exploding demand for mobile data, and our growth opportunities are expanding significantly as our content and customers' devices goes from dimes to dollars. We are confident in delivering revenue growth ahead of our underlying markets, gross margin at the top of our industry, robust operating leverage, and EPS growth that's well ahead of our revenue growth. Thank you and goodnight.

Operator

This does conclude today's conference. Thank you for your participation.

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed Business Combination, Qorvo, Inc., a newly-formed holding company under RFMD (“Qorvo”), has filed with the SEC a Form S-4 (the “Registration Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to Qorvo’s shares to be issued in the Business Combination. The Registration Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY. The Registration Statement and other relevant materials and any other documents filed by Qorvo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.